UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Commission File Number:  000-51561

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

  For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended :________________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

__________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:    Healthcare Providers Direct, Inc.

Former name if applicable: ___________________________________________

Address of principal executive office (street and number): 3371 Route One, Suite 200

City, state and zip code:   Lawrenceville, New Jersey  08648

PART II
RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant  seeks  relief  pursuant  to  Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-KSB.  The Company’s Annual Report on Form 10-KSB will be filed on or before the 15th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Norman Proulx, Chief Executive Officer, (609) 919-1933

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s)

[X]  Yes          [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements  to  be  included  in  the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Prior to February 6, 2007, the registrant was a shell corporation which was not engaged in any active business. On February 6, 2007, the registrant acquired Healthcare Providers Direct, Inc., a Delaware corporation (“HPD-Delaware”), in a transaction which is accounted for as a reverse acquisition. As a result, the results of operations for periods prior to February 6, 2007, will be the results of operations of HPD-Delaware, which is the accounting acquirer.

For the fiscal year ended December 31, 2007, the registrant had $542,460 in revenues and a net loss of approximately $(6,434,000). The operating loss includes a charge for warrants that have since expired. This was a non-cash charge (over $3.0 million). For the fiscal year ended December 31, 2006, the registrant currently estimates that it had revenues of approximately $540,000 and a net loss of approximately $(1,251,000). Results for the fiscal year ended December 31, 2007 remain subject to further adjustment from the foregoing estimates.

__________________________________________________________________

Healthcare Providers Direct, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 31, 2008	By:	/s/ Norman Proulx
Name Norman Proulx
Title Chief Executive Officer

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